UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 27, 2023

INCEPTION GROWTH ACQUISITION LIMITED

(Exact name of registrant as specified in its charter)

Delaware	001-41134	86-2648456
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

875 Washington Street

New York, NY

10014

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (315) 636-6638

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, one-half (1/2) of one redeemable warrant and one right entitling the holder to receive one-tenth of a share of common stock	IGTAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	IGTA	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50	IGTAW	The Nasdaq Stock Market LLC
Rights, each to receive one-tenth of one share of common stock	IGTAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On June 12, 2023, Inception Growth Acquisition Limited (“Inception Growth” or the “Company”) issued a press release announcing that it has entered into a binding letter of intent (“Original LOI”) for a business combination with AgileAlgo Pte Ltd. (“AgileAlgo”). Subsequently, the Company and AgileAlgo recognized a scrivener’s error in the Original LOI and desired to correct such error to reflect the intent of the parties. On July 27, 2023, the parties mutually agreed to amend the Original LOI by entering into an amended and restated letter of intent (the “Amended LOI”). The Amended LOI provides that the Amended LOI is not binding and is not intended to constitute a binding agreement by and between the parties, and no liability or obligation of any nature whatsoever is intended to be created hereunder, except for certain provisions therein. The Amended LOI amends, restates and supersedes the Original LOI.

The Company issued a press release to announce the execution of the Amended LOI, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibits 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, the Company makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibits 99.1, that is required to be disclosed solely by Regulation FD.

Additional Information and Where to Find It

If a legally binding definitive agreement with respect to the proposed business combination is executed, Inception Growth intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to Inception Growth’s stockholders as of a record date to be established for voting on the proposed business combination. Inception Growth may also file other relevant documents regarding the proposed business combination with the SEC. Stockholders will also be able to obtain copies of the registration statement and the preliminary and definitive Proxy Statement/Prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by Inception Growth, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Inception Growth Acquisition Limited, 875 Washington Street, New York, NY 10014.

This communication may be deemed to be offering or solicitation material in respect of the proposed business combination, which will be submitted to the shareholders of Inception Growth for their consideration. Inception Growth urges investors, shareholders and other interested persons to carefully read, when available, the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed or that will be filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the proposed business combination, because these documents will contain important information about Inception Growth, AgileAlgo, and the proposed business combination.

No Offer or Solicitation

This release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed business combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination, the addressable market and changes in the market for AgileAlgo’s services and technology, and expansion plans and opportunities; (3) the projected technological developments of AgileAlgo, (4) current and future potential commercial and customer relationships; (5) the ability to operate efficiently at scale; (6) expectations related to the terms and timing of the proposed business combination; and (7) the satisfaction of the closing conditions to the proposed business combination. These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of Inception Growth’s and AgileAlgo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AgileAlgo. These forward-looking statements are subject to a number of risks and uncertainties, that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Inception Growth and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the inability to consummate the proposed business combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of Inception Growth or other conditions to the closing in the business combination agreement, which may adversely affect the price of Inception Growth’s securities; (3) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the proposed business combination; (4) the risk that the proposed business combination may not be completed by Inception Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inception Growth; (5) the ability to maintain the listing of Inception Growth’s securities on a national securities exchange; (6) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of AgileAlgo to grow and manage growth economically and hire and retain key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations, and AgileAlgo’s ability to comply with such laws and regulations; (11) the effect of the COVID-19 pandemic on Inception Growth or AgileAlgo and their ability to consummate the proposed business combination; (12) the outcome of any legal proceedings that may be instituted against AgileAlgo or against Inception Growth related to the proposed business combination; (13) the enforceability of AgileAlgo’s intellectual property, including any potential infringement on the intellectual property rights of others, (14) the risk of downturns in the highly competitive industry in which AgileAlgo operates; (15) the possibility that Inception Growth or AgileAlgo may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties to be identified in the Registration/Proxy Statement (when available) relating to the proposed business combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Inception Growth or AgileAlgo, and in those documents that Inception Growth has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither Inception Growth nor AgileAlgo presently know or that Inception Growth and AgileAlgo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Inception Growth’s and AgileAlgo’s expectations, plans or forecasts of future events and views as of the date of this report. Inception Growth and AgileAlgo anticipate that subsequent events and developments will cause Inception Growth’s and AgileAlgo’s assessments to change. However, while Inception Growth and AgileAlgo may elect to update these forward-looking statements at some point in the future, Inception Growth and AgileAlgo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inception Growth’s and AgileAlgo’s assessments as of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
99.1	Press Release.
104	Cover Page Interactive Data File - Embedded within the inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INCEPTION GROWTH ACQUISITION LIMITED

By:	/s/ Cheuk Hang Chow
Name:	Cheuk Hang Chow
Title:	Chief Executive Officer

Date: August 2, 2023

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